SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For May, 2023
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

Corporate Taxpayer’s ID (CNPJ): 43.776.517/0001-80

Company Registry (NIRE): 35.3000.1683-1

EXCERPT OF THE MINUTES OF THE 987th BOARD OF DIRECTORS' MEETING

On April 20, 2023, at 9:00 a.m., the undersigned members of the Company’s Board of Directors met, at the call of Mario Engler Pinto Junior, Chair of the Board of Directors, on an ordinary basis, according to the main section and paragraph 6 of article 13 of the Bylaws of Companhia de Saneamento Básico do Estado de São Paulo – SABESP (“Company”), located at Rua Costa Carvalho no. 300, Pinheiros, in the city and state of São Paulo, to resolve on the agenda below.

(...)

Then, the Chair of the Board of Directors offered the floor to the Board member and CEO, André Salcedo, who announced the arrangements for the Company’s organizational restructuring and for the approval of the amendment to the Company’s Bylaws, to be held at the Annual and Extraordinary Shareholders’ Meeting (“AESM”) called for April 28, 2023.

Then, the Chair of the Board of Directors offered the floor to the CEO, André Salcedo, and the Corporate Management Officer, Sabrina de Menezes Correa Furstenau Sabino, for the explanation of item 2 on the agenda, “Approval of the New Internal Charter of the Executive Board”, (time: 20’), based on Executive Board Resolution 0119/2023, of 04/18/2023, Legal Opinion PJ 17,321/2023, of 04/17/2023, and the proposal for the amendment to the current Internal Charter of the Executive Board to include the changes that are subject to the amendment to the Company’s Bylaws, to be approved at the AESM, as well as on the previous resolutions and previous analysis of the matter by the Board of Directors, whose minutes were filed in the electronic folder of the meeting. After being discussed and put to a vote, according to articles 14-XXVI and 19-I-(h) of Sabesp’s Bylaws, the “Internal Charter of the Executive Board” was unanimously approved, with its validity being subject to the approval of the amendment to the Company’s Bylaws at the AESM.

(...)

Minutes signed by the attending members of the Board of Directors: Mario Engler Pinto Junior, André Gustavo Salcedo Teixeira Mendes, Claudia Polto da Cunha, Francisco Luiz Sibut Gomide, Francisco Vidal Luna, Leonardo Augusto de Andrade Barbosa, Luís Eduardo Alves de Assis, Marcelo Munhoz Auricchio, Ronaldo Coppa, and Wilson Newton de Mello Neto.

This is a free English translation of the excerpt of the minutes drawn up in the book of Minutes of the Board of Directors’ Meetings.

São Paulo, April 28, 2023.

Mario Engler Pinto Junior	Marialve de Sousa Martins
Chair of the Board of Directors	Secretary of the Board of Directors

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

Corporate Taxpayer’s ID (CNPJ): 43.776.517/0001-80

Company Registry (NIRE): 35.3000.1683-1

EXCERPT OF THE MINUTES OF THE 987th BOARD OF DIRECTORS' MEETING

On April 20, 2023, at 9:00 a.m., the undersigned members of the Company’s Board of Directors met, at the call of Mario Engler Pinto Junior, Chair of the Board of Directors, on an ordinary basis, according to the main section and paragraph 6 of article 13 of the Bylaws of Companhia de Saneamento Básico do Estado de São Paulo – SABESP (“Company”), located at Rua Costa Carvalho no. 300, Pinheiros, in the city and state of São Paulo, to resolve on the agenda below.

(...)

Then, due to the approval of the new Internal Charter of the Executive Board, the Chair of the Board of Directors started analyzing item 3 on the agenda, “Change of the current positions of Corporate Management Officer, Regional Systems Officer, Metropolitan Officer, Technology, Enterprises, and Environment Officer, and consolidation of the Company’s Executive Board” (time: 20’). Given the documentation made available, the Board members unanimously approved the change in the following positions of the Company’s Executive Officers, currently elected and vested in their respective positions according to the terms of the meeting of the 982nd Board of Directors’ Meeting of February 09, 2023, as follows:

Under the new Internal Charter of the Executive Board, the current Corporate Management Office will be renamed to People and Corporate Management Office, being held by Mrs. SABRINA DE MENEZES CORRÊA FURSTENAU SABINO;

Under the new Internal Charter of the Executive Board, the current Regional Systems Office will be renamed to Regulation and New Business Office, being held by Mr. BRUNO MAGALHÃES D’ABADIA;

Under the new Internal Charter of the Executive Board, the current Metropolitan Office will be renamed to Operation and Maintenance Office, being held by Mr. ROBERVAL TAVARES DE SOUZA;

Under the new Internal Charter of the Executive Board, the current Technology, Enterprises and Environment Officer will be renamed to Engineering and Innovation Office, being held by Mrs. PAULA ALESSANDRA BONIN COSTA VIOLANTE.

The aforementioned Executive Officers shall perform their corresponding duties in continuity with the current term of office, according to the Company’s Bylaws. The validity and effectiveness of the adjustments approved herein are subject to the approval of the amendment to the Company’s Bylaws at the AESM.

Also, according to article 34 of the Bylaws, it was unanimously approved that the Company’s compliance and risk management area will be led by the People and Corporate Management Office.

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

Accordingly, the Board members registered the consolidated Executive Board to reflect the names and duties contained in the new Internal Charter of the Executive Board, whose validity and effectiveness are subject to the approval of the amendment to the Company’s Bylaws at the AESM, as follows:

•	ANDRÉ GUSTAVO SALCEDO TEIXEIRA MENDES, as Chief Executive Officer;
•	CATIA CRISTINA TEIXEIRA PEREIRA, as Chief Financial Officer and Investor Relations Officer;
•	SABRINA DE MENEZES CORRÊA FURSTENAU SABINO, as People and Corporate Management Officer;
•	BRUNO MAGALHÃES D’ABADIA, as Regulation and New Business Officer;
•	ROBERVAL TAVARES DE SOUZA, as Operation and Maintenance Officer;
•	PAULA ALESSANDRA BONIN COSTA VIOLANTE, as Engineering and Innovation Officer.

(...)

Minutes signed by the attending members of the Board of Directors: Mario Engler Pinto Junior, André Gustavo Salcedo Teixeira Mendes, Claudia Polto da Cunha, Francisco Luiz Sibut Gomide, Francisco Vidal Luna, Leonardo Augusto de Andrade Barbosa, Luís Eduardo Alves de Assis, Marcelo Munhoz Auricchio, Ronaldo Coppa, and Wilson Newton de Mello Neto.

This is a free English translation of the excerpt of the minutes drawn up in the book of Minutes of the Board of Directors’ Meetings.

São Paulo, April 28, 2023.

Mario Engler Pinto Junior	Marialve de Sousa Martins
Chair of the Board of Directors	Secretary of the Board of Directors

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

Corporate Taxpayer’s ID (CNPJ): 43.776.517/0001-80

Company Registry (NIRE): 35.3000.1683-1

EXCERPT OF THE MINUTES OF THE 987th BOARD OF DIRECTORS' MEETING

On April 20, 2023, at 9:00 a.m., the undersigned members of the Company’s Board of Directors met, at the call of Mario Engler Pinto Junior, Chair of the Board of Directors, on an ordinary basis, according to the main section and paragraph 6 of article 13 of the Bylaws of Companhia de Saneamento Básico do Estado de São Paulo – SABESP (“Company”), located at Rua Costa Carvalho no. 300, Pinheiros, in the city and state of São Paulo, to resolve on the agenda below.

(...)

Following, the Chair of the Board of Directors offered the floor to the Chief Financial Officer and Investor Relations Officer, Catia Cristina Teixeira Pereira, the Head of Capital Markets and Investor Relations, Luiz Roberto Tibério, and the Head of Integrated Planning, Dante Ragazzi Pauli, who, together with the Management Analyst, Priscila Costa da Silva, began to present item 7 of the agenda (time: 10’), based on the Executive Board’s Resolution 0111/2023, of 04/11/2023, Internal Communications FI 016/2023, of 03/31/2023, and PI 007/2023, of 05/04/2023, the draft of Institutional Policy PI0022-v.6 and respective attachments, file FROM(v.5)-TO(v.6), and the PowerPoint presentation, all documents of which filed at the electronic file of the meeting. After being discussed, the matter was voted on, according to sub-items (a) and (b) of item VII of article 14 of Sabesp’s Bylaws, unanimously approving version 6 of the Approval of the Institutional Policy for Disclosure of Material Acts or Facts and Trading of Securities Issued by Sabesp - PI0022-v.6, effective as of April 24, 2023.

(...)

Minutes signed by the attending members of the Board of Directors: Mario Engler Pinto Junior, André Gustavo Salcedo Teixeira Mendes, Claudia Polto da Cunha, Francisco Luiz Sibut Gomide, Francisco Vidal Luna, Leonardo Augusto de Andrade Barbosa, Luís Eduardo Alves de Assis, Marcelo Munhoz Auricchio, Ronaldo Coppa, and Wilson Newton de Mello Neto.

This is a free English translation of the excerpt of the minutes drawn up in the book of Minutes of the Board of Directors’ Meetings.

São Paulo, April 24, 2023.

Mario Engler Pinto Junior	Marialve de Sousa Martins
Chair of the Board of Directors	Secretary of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: May 5, 2023

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Catia Cristina Teixeira Pereira
Name: Catia Cristina Teixeira Pereira Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.